EXHIBIT 21.1

Subsidiaries of The Habit Restaurants, Inc.*

Name of Subsidiary	State of Incorporation	Parent
The Habit Restaurants, LLC	Delaware	The Habit Restaurants, Inc.
Habit Restaurant Holdings 45, Inc.	Delaware	The Habit Restaurants, Inc.
Habit Restaurant Holdings 25, Inc.	Delaware	The Habit Restaurants, Inc.
Habit Restaurant Holdings 15, Inc.	Delaware	The Habit Restaurants, Inc.
Habit Restaurant Holdings 10, Inc.	Delaware	The Habit Restaurants, Inc.
Habit Restaurant Holdings 5, Inc.	Delaware	The Habit Restaurants, Inc.
HBG Franchise, LLC	Delaware	The Habit Restaurants, LLC

*	After giving effect to the Recapitalization described in the section entitled “The Recapitalization” in the accompanying prospectus.